Exhibit 99.4

Metal Storm Limited
ABN 99 064 270 006
PO Box 3221
Darra Qld 4076
Tel: +61 (0) 7 3147 8600
Fax: +61 (0) 7 3147 8610
Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
25 October 2011
[Optionholder]
[Optionholder Address]
Dear Optionholder
Metal Storm Limited Entitlement Offer — notice to optionholders
This letter is to notify you that Metal Storm Limited (ASX: MST) (Metal Storm) has today announced a non-renounceable pro rata entitlement offer of ordinary shares in Metal Storm to eligible shareholders in Australia, New Zealand and Singapore (Eligible Shareholders) to raise up to approximately A$6.6 million (Entitlement Offer).
As an optionholder you are not entitled to participate in the Entitlement Offer. The purpose of this letter is to give you notice of the Record Date.
The Entitlement Offer entitles Eligible Shareholders to subscribe for one new share at an issue price of A$0.003 per share for every one share held at 7.00 pm (Sydney time) on 3 November 2011 (Record Date). Eligible Shareholders that take up their entitlement in full may also apply for additional new shares at the same issue price of A$0.003 per share.
Further details of the Entitlement Offer will be set out in an offer booklet which is expected to be despatched to Eligible Shareholders on or about 7 November 2011 (Entitlement Offer Booklet). The Entitlement Offer Booklet will be available from ASX’s company announcements platform at www.asx.com.au or from Metal Storm’s website, www.metalstorm.com, and will be made available for information purposes only.
If you wish to participate in the Entitlement Offer, you must exercise any options (subject to the terms of the options) and be registered as an Eligible Shareholder before the Record Date. You should carefully consider Metal Storm’s public announcements regarding the Entitlement Offer and your personal circumstances before deciding whether to exercise your options (including whether upon exercise of any options you will in fact be an Eligible Shareholder). If you are unsure what action you should take or have any questions about the Entitlement Offer, you should contact your stockbroker, accountant or other professional adviser.
If you do not exercise your options, the terms of your options permit the exercise price to be reduced in the manner set out in the ASX Listing Rules. The exercise price will be reduced following the issue of shares under the Entitlement Offer, and Metal Storm will announce the reduced exercise price of the options in due course.
Yours faithfully
/s/ B Farmer

Mr Brett Farmer
Company Secretary

U.S. Office
4350 Fairfax Drive, Suite 810, Arlington VA 22203   Tel: 703 248 8218 Fax: 703 248 8262

Metal Storm Limited
ABN 99 064 270 006
PO Box 3221
Darra Qld 4076
Tel: +61 (0) 7 3147 8600
Fax: +61 (0) 7 3147 8610
Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
25 October 2011
[Optionholder]
[Optionholder Address]
Dear Optionholder
Metal Storm Limited Entitlement Offer — notice to optionholders
This letter is to notify you that Metal Storm Limited (ASX: MST) (Metal Storm) has today announced a non-renounceable pro rata entitlement offer of ordinary shares in Metal Storm to eligible shareholders in Australia, New Zealand and Singapore (Eligible Shareholders) to raise up to approximately A$6.6 million (Entitlement Offer).
As an optionholder you are not entitled to participate in the Entitlement Offer. The purpose of this letter is to give you notice of the Record Date.
The Entitlement Offer entitles Eligible Shareholders to subscribe for one new share at an issue price of A$0.003 per share for every one share held at 7.00 pm (Sydney time) on 3 November 2011 (Record Date). Eligible Shareholders that take up their entitlement in full may also apply for additional new shares at the same issue price of A$0.003 per share.
Further details of the Entitlement Offer will be set out in an offer booklet which is expected to be despatched to Eligible Shareholders on or about 7 November 2011 (Entitlement Offer Booklet). The Entitlement Offer Booklet will be available from ASX’s company announcements platform at www.asx.com.au or from Metal Storm’s website, www.metalstorm.com, and will be made available for information purposes only.
If you wish to participate in the Entitlement Offer, you must exercise any options (subject to the terms of the options) and be registered as an Eligible Shareholder before the Record Date. You should carefully consider Metal Storm’s public announcements regarding the Entitlement Offer and your personal circumstances before deciding whether to exercise your options (including whether upon exercise of any options you will in fact be an Eligible Shareholder). If you are unsure what action you should take or have any questions about the Entitlement Offer, you should contact your stockbroker, accountant or other professional adviser.
Yours faithfully
/s/ B Farmer

Mr Brett Farmer
Company Secretary

U.S. Office
4350 Fairfax Drive, Suite 810, Arlington VA 22203    Tel: 703 248 8218 Fax: 703 248 8262